United States securities and exchange commission logo





                               September 20, 2021

       Marc Stad
       Chief Executive Officer
       Dragoneer Growth Opportunities Corp. II
       One Letterman Drive
       Building D, Suite M500
       San Francisco, CA 94129

                                                        Re: Dragoneer Growth
Opportunities Corp. II
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted August
20, 2021
                                                            CIK No. 0001827075

       Dear Mr. Stad:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Questions and Answers for Shareholders of Dragoneer, page 9

   1. Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect
not to redeem their shares may experience in connection with the business combination.
Provide disclosure of the impact of each significant source of dilution, including the
amount of equity held by founders, at different redemption levels.
       Summary of the Proxy Statement/Prospectus/Consent Solicitation
       Related Agreements, page 42

   2. Please highlight the material differences, if any, in the terms and price of securities issued
 Marc Stad
FirstName LastNameMarc   Stad Corp. II
Dragoneer Growth Opportunities
Comapany 20,
September NameDragoneer
              2021        Growth Opportunities Corp. II
September
Page 2    20, 2021 Page 2
FirstName LastName
         at the time of the IPO as compared to those to be issued under the Forward Purchase
         Agreement and the PIPE financing.
Interests of Dragoneer Directors and Executive Officers in the Business Combination, page 48

3.       Please disclose if the sponsor and the company   s officers and
directors have any
         fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. If so, clarify how the board considered such conflicts in negotiating and recommending the business combination. Also, we note Dragoneer's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted Dragoneer's search for an acquisition target.
Risks Relating to the Business Combination and Dragoneer, page 113

4. Please add a risk factor that discusses the material risks to unaffiliated investors by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Since the Initial Shareholders, including Dragoneer's directors and executive officers..., page 114

5. Please clearly highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also, clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Business Combination Proposal
Background to the Business Combination, page 159

6. You disclose that in connection with evaluating and performing diligence on companies,
         Dragoneer began negotiating the terms of a potential business combination with certain companies. Please expand your disclosure to discuss those negotiations with other companies.
The Dragoneer Board   s Reasons for the Business Combination, page 165

7. We note your disclosure indicating that Cvent's implied enterprise value was based, in part, on an analysis of comparable companies. Please revise your disclosure to provide more details regarding this analysis, including the identity of the companies, the criteria used to select these companies, the projected multiples and other financial data used to derive such multiples and explain how this analysis was applied to determine Cvent's enterprise value.
 Marc Stad
FirstName LastNameMarc   Stad Corp. II
Dragoneer Growth Opportunities
Comapany 20,
September NameDragoneer
              2021        Growth Opportunities Corp. II
September
Page 3    20, 2021 Page 3
FirstName LastName
Information About Cvent
Customers
Our Event Cloud Customers, page 268

8. We note your statement that your Event Cloud customers include including 50% of the
         Fortune 500. To provide context for this disclosure, please also disclose the percentage of revenue that you have generated from this customer base.
Facilities, page 273

9. Please file any material lease agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.
Cvent's Management;s Discussion and Analysis of Financial Condition and Results of
Operations, page 277

10. You disclose that as of June 30, 2021, you had approximately 11,000 Event Cloud customers and approximately 12,000 Hospitality Cloud customers. Please disclose the number of Event Cloud customers and Hospitality Cloud customers for each period presented. Further, clarify whether management uses any key metrics in evaluating the business such as event registrations processed, events and meetings managed, room night requested, and number of RFPs transmitted. To the extent management utilizes such metrics, provide a discussion of each and quantify them for the periods presented.
Proposed Business Combination, page 280

11. You disclose that the combined company is expected to receive net proceeds of approximately $801.0 million at the closing of the business combination, assuming no redemptions are affected by shareholders of Dragoneer. Please also disclose the expected net proceeds assuming maximum redemption by Dragoneer shareholders. Results of Operations
Comparison of Three Months Ended June 30, 2021 and 2020, page 289

12.      Please address the following items:
             Your disclosure indicates that Event Cloud revenue increased from your new virtual product, Attendee Hub, offset by a decline in revenue from products that support the in-person meetings and event experience. Please expand your disclosure to quantify these material factors. Refer to Section III.B of SEC Release No. 33-8350.
             In light of your statement on page 301 that Hospitality Cloud revenue declined only
             3.1% in 2020 compared to 2019,    due to the fact that revenue for
Hospitality Cloud
             software products is recognized ratably over the term of the contract, most of which
             are for one or more years,    provide greater context to explain
why Hospitality Cloud
             revenue decreased 23.2% during the three months ended June 30, 2021 and decreased
             26.3% during the six months ended June 30, 2021.
 Marc Stad
Dragoneer Growth Opportunities Corp. II
September 20, 2021
Page 4
             Tell us your considerations to break out your cost of revenue similar to your revenue,
           i.e., Event cloud and Hospitality cloud.
Notes to Consolidated Financial Statements
Note 10. Stockholders' Equity, page F-78

13. Please provide us with a breakdown of all equity awards granted to date in 2020 and leading up to the filing of the S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.
      Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described in the Merger Agreement.
Note 14. Commitments and Contingencies
a) Legal Proceedings, Regulatory Matters and Other Contingencies, page F-86

14. We note you currently do not disclose any legal proceedings. We also note your disclosure on page 302, that general and administrative expenses increased for the year ended
      December 31, 2020 partially due to an increase of $2.5 million of increased outside legal fees associated with prosecuting a trade secret misappropriation claim. Please provide us with your analysis as to whether to disclose this legal proceeding. Refer to ASC 450.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accouting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameMarc Stad
                                                     Division of Corporation
Finance
Comapany NameDragoneer Growth Opportunities Corp. II
                                                     Office of Technology
September 20, 2021 Page 4
cc:       Thomas Holden
FirstName LastName